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                          December 29, 2023

       Toru Nakashima
       President and Group Chief Executive Officer
       Sumitomo Mitsui Financial Group, Inc.
       1-2, Marunouchi 1-chome
       Chiyoda-ku, Tokyo 100-0005, Japan

                                                        Re: Sumitomo Mitsui
Financial Group, Inc.
                                                            Registration
Statement on Form F-3
                                                            Filed December 22,
2023
                                                            File No. 333-276219

       Dear Toru Nakashima:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Madeleine Joy Mateo at 202-551-3465 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance
       cc:                                              Christopher Kodama,
Esq.